DIGITALTOWN

2155 112TH Ave NE

Bellevue, WA 98004

November 16, 2018

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Michael Foland Jan Woo

Re:	DigitalTown Inc.
Withdrawal of Registration Statement on Form S-1
File No. 333-225432

Ladies and Gentlemen:

On behalf of DigitalTown, Inc., a Minnesota corporation (the “Company”), we hereby request, pursuant to Rule 477 of the Securities Act of 1933, as amended (“Securities Act”), that the Registration Statement on Form S-1, together with all exhibits and amendments thereto (File No. 333-225432), as initially filed with the Securities and Exchange Commission (the “Commission”) on June 5, 2018 and as amended on July 6, 2018, July 20, 2018, August 17, 2018, and September 12, 2018 (the “Registration Statement”), be withdrawn immediately. The Registration Statement was declared effective on September 17, 2018. The Company is seeking withdrawal of the Registration Statement because it states on several occasions that the Company trades on the OTCQB, and, in fact, the Company trades on the OTCMarkets Pink. The mistake was not intentional but an oversight in the review by the Company’s counsel. None of the Company’s securities has been sold pursuant to the Registration Statement.

Accordingly, the Company requests that the Commission issue an order granting the withdrawal of the Registration Statement (“Order”) effective as of the date hereof or at the earliest practicable date hereafter. In accordance with Rule 457(p) of the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use. Pursuant to Rule 477(c) of the Securities Act of 1933, the Company may undertake a subsequent private offering in reliance on Rule 155(c) of the Securities Act of 1933.

Please provide a copy of the Order to James B. Parsons, Esq. of Parsons/Burnett/Bjordahl/Hume. LLP, via email at jparsons@pblaw.biz or via facsimile at (425) 451-8568. Should you have any questions regarding this request for withdrawal, please contact James B. Parsons of Parsons/Burnett/Bjordahl/Hume, LLP by telephone at (425) 451-8036.

Very truly yours,

By:	/s/ George Nagy
George Nagy

Chief Executive Officer